Ken Kannappan
President and
Chief Executive Officer
Tel: (831) 458-7741 w Fax: (831) 429-8095
Email: ken.kannappan@plantronics.com

Barbara Scherer
Senior Vice President – Finance and  Administration and Chief Financial Officer
Tel: (831) 458-4434 w Fax: (831) 426-6098
Email: barbara.scherer@plantronics.com

June 1, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549
Mail Stop 3720

Re: Plantronics, Inc
Form 10-K for the Fiscal Year ended March 29, 2008
Filed May 27, 2008
File No. 001-12696

Ladies and Gentlemen:

On behalf of Plantronics,  Inc.  (“we”, the “Company” or “Plantronics”), please find our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 18, 2009.  For your convenience, we have set forth the Staff’s comments in bold type above our responses to such comments.

Form 10-K for the fiscal year ended March 29, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 34

Market Reference and Compensation Consultant, page 36

1.
We note your response to Comment 1. We also note that your first response in your letter dated April 15, 2009 provided an expanded explanation of how you set the compensation elements of your CEO-his base pay, cash incentives, and long-term equity incentives. Please confirm that if your executive compensation decisions proceed along such similar lines in the future for your CEO or other NEOs, then you will provide similarly detailed disclosure, subject to any other material facts and circumstances.

Response:

We hereby confirm that, if elements of our executive compensation are determined as described in our letter dated April 15, 2009, we will provide similarly detailed disclosures consistent with such Response, subject to any other material facts and circumstances and as required by the rules and regulations of the Commission.

Variable Pay Programs, page 37

2.
We note your response to Comment 3.  Please confirm that you will disclose how the market share performance targets are calculated and how difficult they are to achieve for each NEO. (See Instruction 4 to Item 402(b)). Please also confirm that you will disclose Non-GAAP operating income or product line profitability performance targets at the segment or consolidated entity level and, when other Non-GAAP operating income or product line profitability performance targets are not disclosed, you will explain how difficult they are to achieve for each NEO.

Response:

We hereby confirm that we will disclose how market share performance targets are calculated and how difficult they are to achieve for each NEO in accordance with Item 402 (b), Instruction 4. We further confirm that we will disclose Non-GAAP operating income or product line profitability performance targets at the segment or consolidated entity level and, when other Non-GAAP operating income or product line profitability performance targets are not disclosed, we will explain how difficult they are to achieve for each NEO.

3.
We note your response to Comment 4. Please confirm that you will clearly define any material performance target that you use in setting executive compensation. For instance, please confirm that you will explain what constitutes inventory turns, Non-GAAP EPS, market share, and Non-GAAP operating income/product line profitability so that a reader is able to understand what parts of your business these targets measure.

Response:

We hereby confirm that we will clearly define any material performance target that we use in setting executive compensation. We further confirm that we will explain what constitutes inventory turns, Non-GAAP EPS, market share, and Non-GAAP operating income/product line profitability and any other targets so that a reader is able to understand what parts of our business these targets measure.

*   *   *   *

After you have had the opportunity to review our responses, please do not hesitate to contact the undersigned at (831) 458-7741.  Facsimile transmissions may be sent to the undersigned at (831) 429-8095.

Very truly yours,

/s/ Ken Kannappan
Ken Kannappan
President and
Chief Executive Officer

/s/ Barbara Scherer
Barbara Scherer
Senior Vice President – Finance and Administration
and Chief Financial Officer

cc:               Henry Massey, Esq.
    Katharine Martin, Esq.
    Kevin Healy, PricewaterhouseCoopers, LLP